08025617

Mail Processing
Section

JAN 29 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2006 (MM/DD/YY) AND ENDING 11/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barclay Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

693 Fifth Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen (212) 371-3634
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 19 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Beate Bolen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARTHA I PEREZ
Notary Public - State of New York
NO. 01PE6107580
Qualified in Queens County
My Commission Expires 4/5/08

Beate Bolen
Signature
BEATE BOLEN
CFO
Title

Martha D. Perez
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen
Certified Public Accountants

Barclay Investments, Inc.

Report Pursuant to Rule 17a5-(d) and Regulation 1.10

November 30, 2007



Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the "Company") as of November 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
January 29, 2008

BARCLAY INVESTMENTS, INC.
Statement of Financial Condition
November 30, 2007

ASSETS		
Cash and Cash Equivalents	$	1,879,037
Receivable from Brokers and Dealers		887,971
Other Accounts Receivable		78,393
Property and Equipment, Net		43,980
Prepaid Expenses and Other Assets		85,135
Prepaid Tax Deposits		24,603
Deferred Tax Asset		13,900
Total Assets	$	3,013,019
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions and Salaries Payable	$	469,421
Accounts Payable and Other Accrued Expenses		365,591
Income Taxes Payable		45,722
Total Liabilities		880,734
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common Stock - $.10 Par Value		92,257
Additional Paid-in Capital		1,809,175
Retained Earnings		1,044,242
Total Stockholders' Equity		2,945,674
Treasury Stock, 411,816 Shares at Cost		(813,389)
Net Stockholders' Equity		2,132,285
Total Liabilities and Stockholders' Equity	$	3,013,019

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Statement of Income
For The Year Ended November 30, 2007

Revenue		
Net Gain from Riskless Principal Transactions	$	4,187,909
Commissions		2,198,310
Interest and Dividends		68,765
Other Revenue		40,725
Total Revenue		6,495,709
Trading Expenses		
Commissions		3,804,905
Clearing Fees		6,546
Total Trading Expenses		3,811,451
Operating Expenses		
Compensation and Benefits		1,247,694
Rent		175,660
Travel and Entertainment		87,908
Communications and Telephone		41,351
Supplies and Postage		9,919
Insurance		7,516
Regulatory Fees		31,008
Information Systems		310,913
Professional Fees		156,592
Depreciation and Amortization		46,968
Other Operating Expenses		33,868
Contributions		19,610
Total Operating Expenses		2,169,007
Income Before Provision for Income Taxes		515,251
Provision for Income Taxes		63,815
Net Income	$	451,436

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For The Year Ended November 30, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2006	$ 92,257	$ 1,809,175	$ 692,806	$ (813,389)
Net income			451,436	
Dividends Paid			(100,000)	
Balance, November 30, 2007	$ 92,257	$ 1,809,175	$ 1,044,242	$ (813,389)

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Statement of Cash Flows
For The Year Ended November 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	451,436
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities		
Depreciation and Amortization		46,968
Change In Operating Assets and Liabilities		
Receivable from Brokers and Dealers		(229,638)
Other Accounts Receivable		(43,199)
Prepaid Expenses and Other Assets		948
Prepaid Tax Deposits		20,221
Deferred Tax Asset		23,400
Commissions and Salaries Payable		54,306
Accounts Payable and Other Accrued Expenses		(279,748)
Income Taxes Payable		(3,688)
Net Cash Provided By Operating Activities		41,006
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(8,487)
Net Cash Used In Investing Activities		(8,487)
CASH FLOWS FROM FINANCING ACTIVITY		
Dividends Paid		(100,000)
Net Cash Used In Financing Activities		(100,000)
Net Decrease in Cash and Cash Equivalents		(67,481)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,946,518
CASH AND CASH EQUIVALENTS, END OF YEAR	$	1,879,037
Supplementary Disclosures of Cash Flow Information:		
Taxes paid	$	24,293

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

Barclay Investments, Inc. offers investment advice and execution services to selected institutions involved in domestic and foreign fixed-income markets.

BFM, Inc. ("BFM"), a wholly owned subsidiary, was registered as an investment advisor with the Securities and Exchange Commission. BFM terminated its registration as an investment advisor on April 1, 2002 and is presently inactive. BFM, Inc. terminated existence as of October 31, 2007.

B. Clearing Operations

All Company and customer transactions are cleared on a fully disclosed basis through independent broker-dealers. The Company pays these broker-dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance sheet risk.

C. Depreciation and Amortization

For financial statement purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease.

D. Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three month or less maturity upon acquisition to be cash equivalents.

E. Revenue and Expense Recognition

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

F. Income Taxes

Effective January 1, 2002, the Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the shareholders. Accordingly, there is no Federal tax included in the provision for income taxes. The Company is however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

1. Summary of Significant Account Policies

G. Monetary Risk
The Company maintains its cash in bank deposit accounts and money market funds which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits. Receivables from brokers and dealers are concentrated primarily at one broker.

H. Concentration of Business
Approximately 36 percent and 22 percent of the Company's total revenue and related commission expenses for the year ended November 30, 2007, came from business transacted with two customers. Loss of any of these customers would have a significant impact on the Company.

I. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable From Brokers and Dealers
The clearing and depositary operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2007, substantially all of the receivables from brokers and dealers as reflected in the Consolidated Statement of Financial Condition are deposits with and commissions receivable from these brokers.

The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customers' accounts introduced by the Company. As of November 30, 2007, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. Property and Equipment
Property and equipment is summarized as follows:

Furniture and Equipment	$ 355,146
Leasehold Improvements	247,774
Total	602,920
Less Accumulated Depreciation and Amortization	(558,940)
Property and Equipment, Net	$ 43,980

4. Stockholders' Equity
A summary of Common Stock Shares authorized, issued and outstanding is as follows:

Upon termination of a shareholder's employment with the Company for any reason (the "Qualifying Call Event"), such shareholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA FOCUS Reporting requirements.

5. Retirement Plans
Defined Contribution Retirement Plan
During the year ended November 30, 1997, the Company established a tax sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit sharing contributions which are discretionary immediately after the contribution is made. The Company profit sharing contribution to the plan for the year ended November 30, 2007 was $51,545.

6. Commitments
During the year ended November 30, 1997, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires May 31, 2008.

Future minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending November 30	
2008	$ 103,000
Total	$ 103,000

(See Note 11 for additional rental commitments.)

7. Provision for Income Taxes
The components of the provision for income taxes are as follows:

Current:	
State and Local	$ 40,415
Deferred:	
State and Local	23,400
Total Provision for Income Taxes	$ 63,815

8. Aggregate Indebtedness and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2007, the Company had net capital of $1,867,337 which was in excess of its required net capital by $1,808,622. The Company's ratio of aggregate indebtedness to net capital at November 30, 2007 was 0.4717 to 1.

9. Contingencies

The Company is a defendant in a lawsuit related to activities of a former subsidiary, Barclay Capital Management, Inc., which was sold in 1994. The outcome of this lawsuit can not be determined at this time. It is the opinion of management that this litigation will not have a material adverse effect on the Company's financial position.

The Company is also a defendant in FINRA Dispute resolution related to activities of a former customer of the former office in Providence, Rhode Island. The outcome of this resolution can not be determined at this time. It is the opinion of management that this litigation will not have a material adverse effect on the Company's financial position.

10. Capital Activity

The Company's policy is to distribute to shareholders any earnings in excess of regulatory requirements and working capital needs. There were distributions which have been approved by the Board and distributed on January 15, 2008 in the amount of $125,000.

There was a sale of 101,545 shares of common stock on January 1, 2008 from two shareholders to other existing shareholders.

11. Subsequent Events

It is expected that the Company will enter into a lease for office space in New York commencing on March 1, 2008. The lease contains a provision for escalating annual rentals and expires February 28, 2015.

Future minimum lease payments under this operating lease are expected to be as follows:

Fiscal Year Ending November 30	
2008	$ 99,461
2009	135,598
2010	139,667
2011	143,857
2012	148,173
Thereafter	361,366
Total	$1,028,122

In addition, the Company is currently searching for a new clearing firm to replace Daiwa Securities America, Inc. as they have given notice that they will be terminating their clearing agreement as of March 31, 2008. The Company is currently in negotiation with several clearing firms. The proposals are similar in price structure to the current clearing agreement, and therefore, there is not expected to be any significant impact on the financial statements.

SCHEDULE I

BARCLAY INVESTMENTS, INC.

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

as of November 30, 2007

Net Capital:		
Total stockholders' equity from Statement of Financial Condition	$	2,132,285
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		[illegible]
		1,885,295
Net Capital before haircuts on securities position		1,885,295
Haircuts on securities positions:		
Trading and Investment securities:		
Other securities - money market		(17,958)
Net Capital	$	1,867,337
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	58,716
Minimum dollar net capital requirement of reporting broker or dealer	$	45,000
Excess of net capital	$	1,808,621
Excess of net capital at 1000%	$	1,779,264
Ratio of Aggregate Indebtedness to Net Capital		0.4717
Reconciliation with corporation's computation (included in Part II of Form X-17a-5 as of November 30, 2006)		
Net capital as reported	$	1,747,298
Adjustment to accrued expenses		120,039
Net capital as adjusted	$	1,867,337
Non-Allowable Assets		
Other Accounts Receivable		78,393
Property and Equipment - Net		43,980
Prepaid Expenses and Other Assets		85,135
Prepaid Tax Deposits		24,603
Deferred Tax Asset		13,900
Total Non-Allowable Assets	$	246,011
Aggregate Indebtedness:		
Commissions and Salaries Payable	$	469,421
Accounts Payable and Accrued Expenses		365,591
Income Taxes Payable		45,722
	$	880,734

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part IIA filing.

BARCLAY INVESTMENTS, INC
SCHEDULE II
Statement Regarding Exemption From Reporting
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3 (k) (2) (ii).

SCHEDULE III
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

BARCLAY INVESTMENTS, INC.
SCHEDULE IV
Segregation Requirements and Funds in Segregation
November 30, 2007

Amount Required to Be Segregated	None
Total Amount Segregated	None
Excess Funds in Segregation	None

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In planning and performing our audit of the financial statements of Barclay Investments, Inc. (the "Company") as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform

custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2007, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA"), and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and futures and futures commission merchants/introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
January 28, 2008

END